Exhibit 99.1

AEGON reduces costs of unit linked insurance in the Netherlands

Based on industry-wide recommendations of the Dutch Ombudsman for Financial Services, AEGON will reduce the costs of its unit linked insurance policies sold in the Netherlands.

In recent years, AEGON has made substantial improvements by reducing costs and premiums to unit linked products. The value of these improvements total EUR 380 million before tax. AEGON will implement further product improvements that have a value of EUR 140 million before tax. This additional amount will be reflected in AEGON’s profit and loss statement over the remainder of the life of affected policies. As a result of these measures, costs of unit linked insurance policies sold by AEGON in the Netherlands will be consistent with the recommendations of the Ombudsman and a recent settlement within the industry.

Over 75% of AEGON’s unit linked insurance customers have benefitted from previous product improvements. Currently, more than 70% of all customers are charged less than 3% of costs. AEGON’s unit linked portfolio consists of 1.3 million policies, of which 50% have a guaranteed minimum return. AEGON has previously provisioned EUR 255 million for these guarantees.

Media relations	Website	20080919
+ 31 (0)70 344 83 44	www.aegon.com
Investor relations
+ 31 (0)70 344 83 05
+ 1 877 548 96 68 – toll free USA only

About AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Group Corporate Communications & Investor Relations

Media relations	Investor relations
Phone: + 31 (0)70 – 344 83 44	Phone: + 31 (0)70 – 344 8305
E-mail: gcc@aegon.com	or 877 548 9668 – toll free USA only
Website: www.aegon.com	E-mail: ir@aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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